

March 17, 2015

<u>Via E-mail</u>
Donald W. Palette
Executive Vice President and Chief Financial Officer
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801

      Re: **Skyworks Solutions, Inc.**
               Form 10-K for Fiscal Year Ended October 3, 2014
               Filed November 25, 2014
               File No. 1-05560

Dear Mr. Palette:

      We refer you to our comment letter dated March 3, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Cecilia Blye

                                          Cecilia Blye, Chief
                                          Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance

       Mark Tremallo
       Vice President and General Counsel
       Skyworks Solutions, Inc.